Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

ASX/Media Announcement

Immutep

Advances Cell Line Development for IMP761

SYDNEY, AUSTRALIA – April 16, 2020 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), is pleased to announce that Batavia Biosciences, its manufacturing partner for its preclinical candidate, IMP761, has made significant progress in the cell line development for the product candidate which is an immunosuppressive agonist antibody to LAG-3.

Using its STEP®-mAb technology, Batavia Biosciences has developed a pharmaceutical-grade, stable CHO cell line that produces significantly high product yields of IMP761. The Company will now complete the preparations for the Good Manufacturing Practice (GMP) process compliance development phase, ahead of clinical testing of the compound in autoimmune disease.

Immutep reported encouraging preclinical results from its studies of IMP761 in early 2019. The in vivo studies showed that IMP761 decreases inflammatory T cell infiltration induced by intra-dermal injection of an antigen. As a targeted immunosuppressive antibody, IMP761 has the potential to address the root cause of autoimmune diseases by specifically silencing the autoimmune memory T cells accumulating at the disease site which express LAG-3 as an exhaustion marker after being repeatedly stimulated with dominant self-peptides at the disease site. These findings were published in the peer-reviewed paper in the Journal of Immunology, in January 2020.

Batavia Biosciences’ CEO, Menzo Havenga Ph.D., said: “We are pleased that our STEP®-mAb proves its value in the development of this important IgG4-based LAG-3 immunotherapy product, IMP761.”

Immutep CEO, Marc Voigt stated: “IMP761 is the first agonist antibody that targets the immune checkpoint LAG-3 for the treatment of autoimmune diseases, such as inflammatory bowel diseases, rheumatoid arthritis, and multiple sclerosis. The cell line which was developed seems to be highly potent and we are excited to be moving closer to clinical testing of this promising product candidate to treat the root cause of autoimmune diseases.”

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein (LAG-3Ig) based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT02614833); a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinicaltrials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Garth Russell, LifeSci Advisors

+1 (646) 876-3613; garth@lifesciadvisors.com

This announcement was authorised for release by the board of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889